FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2004
                                   06 July 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Re Board Appointment released on 06 July 2004


6 July 2004

              New Chief Financial Officer to join on 16 August 2004

British Sky Broadcasting Group plc ("BSkyB") confirmed today that Jeremy Darroch will take up the position of Chief Financial Officer on 16 August 2004. He will join the BSkyB Board upon taking up the post.

Mr Darroch, who is currently Group Finance Director of Dixons Group plc, was named as BSkyB's new Chief Financial Officer on 23 June 2004. He will replace Martin Stewart, who will continue in his post until 4th August 2004.


Enquiries

Analysts and Investors
Andrew Griffith Tel: 020 7705 3118
Jo Leach Tel: 020 7705 3734

Press
Julian Eccles Tel: 020 7705 3267
Robert Fraser Tel: 020 7705 3036

Finsbury      Tel: 020 7251 3801
Katie Lang

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 06 July 2004                           By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary